SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

None

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons Synergy Pharmaceuticals Inc. I.R.S. Identification Nos. of Above Persons (Entities Only) 33-0505269

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 100%(1)

14	Type of Reporting Person* CO

(1)  Based upon an aggregate of 9,000,000 shares of the Issuer’s issued and outstanding common stock as of October 7, 2013.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ContraVir Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 420 Lexington Avenue, Suite 2012, New York, NY 10170.

Item 2.	Identity and Background.

(a)	The name of the reporting person is Synergy Pharmaceuticals Inc. (the “Reporting Person”).
(b)	The address of the Reporting Person is 420 Lexington Avenue, Suite 2012, New York, NY 10170.
(c)	The Reporting Person is a biopharmaceutical company focused primarily on the development of drugs to treat gastrointestinal disorders and diseases.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 10, 2013, the Reporting Person and the Issuer entered into a Contribution Agreement, as amended and restated August 5, 2013 (the “Contribution Agreement”), to transfer to the Issuer the FV-100 assets of the Reporting Person in exchange for the issuance to the Reporting Person of 9,000,000 shares of the Issuer’s common stock representing 100% of the outstanding shares of the Issuer’s common stock as of immediately following such issuance.

Item 4.	Purpose of Transaction.

As described above, Reporting Person’s acquisition of the shares of Issuer’s common stock was made pursuant to the Contribution Agreement by which Issuer acquired 9,000,000 shares of the Issuer’s common stock.  This acquisition and related transactions are described in the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on August 8, 2013, as amended on September 20, 2013 and as such may be amended and supplemented from time to time after the date hereof (the “Form 10”).  Except as set forth in this Item 4 and in the Form 10, Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 9,000,000 shares or 100% of the Issuer’s common stock (based upon 9,000,000 shares of the Issuer’s common stock issued and outstanding as of October 7, 2013).

(b)	The Reporting Person has the sole power to vote or dispose of all of its shares.
(c)	During the past sixty days, the Reporting Person has not effected a transaction in the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 8, 2013, the Reporting Person announced that it intended to separate its FV-100 assets from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the FV-100 product candidate. The Issuer was incorporated in Delaware on May 15, 2013 for the purpose of holding such business and is currently a wholly owned subsidiary of the Reporting Person.  The proposed distribution is subject to the satisfaction or waiver of certain conditions as more fully described in the Form 10. Until the distribution has occurred, the Reporting Person has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of the Reporting Person determines that the distribution is not in the best interests of the Reporting Person and its shareholders or that market conditions or other circumstances are such that it is not advisable at that time to separate the FV-100 assets from the remainder of the Reporting Person.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

SYNERGY PHARMACEUTICALS INC.

Date: October 7, 2013	By:	/s/ Gary S. Jacob
Name: Gary S. Jacob, Ph.D.
Title: Chief Executive Officer